UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: September 18, 2015

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Dun Laoghaire County Dublin, Ireland (Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

A copy of Fly Leasing Limited’s press release, dated September 17, 2015, is furnished as an exhibit hereto and incorporated by reference herein.

Investors and others should note that Fly Leasing Limited announces material information to investors through the investor relations page on its website (www.flyleasing.com/investor-relations), SEC filings, press releases, public conference calls and webcasts. The Company expects to update investor presentations and similar materials on a regular basis and will continue to post these materials to its investor relations website. The Company encourages investors, the media and others to review its press releases and the information it posts from time to time on its website.

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Fly Leasing Limited’s press release dated September 17, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

September 18, 2015	By	/s/ Gary Dales
Gary Dales
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title
99.1	Fly Leasing Limited’s press release dated September 17, 2015.